UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

OCCIDENTAL PETROLEUM CORPORATION
(Exact name of registrant as specified in its charter)

Delaware		95-4035997
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification No.)
5 Greenway Plaza, Suite 110
Houston,	Texas	77046
(Address of principal executive offices) (Zip Code)

Christopher O. Champion
Vice President, Chief Accounting Officer and Controller
(713) 215-7000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ____________.
☑    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01     Resource Extraction Issuer Disclosure and Report

(a)    Required Disclosure.

Section 13(q) of the Securities Exchange Act of 1934, as amended, and Rule 13q-1 and Form SD promulgated thereunder (collectively, the “Resource Extraction Payment Rules”) require resource extraction issuers to disclose payments made to the U.S. federal government or a foreign government for the purpose of the commercial development of oil, natural gas or minerals. In accordance with the Resource Extraction Payment Rules, this Form SD covers such payments made by Occidental Petroleum Corporation and its consolidated subsidiaries (“Occidental”) for the fiscal year ended December 31, 2023. Terms and phrases used but not defined in this Form SD have the meanings provided under the Resource Extraction Payment Rules.

Disclosure of Payments by Resource Extraction Issuers.
The specified payment disclosure required by the Resource Extraction Payment Rules is included in Exhibit 99.1 to this Form SD.

Payments are reported on a cash basis in U.S. dollars. Foreign currency payments are converted using the exchange rate that existed at the time the payment was made.

Payments are grouped into projects, which Occidental has defined as the combination of the major subnational political jurisdiction (designated by ISO 3166 country codes) and the body of water for offshore operations, the resource being extracted (oil and/or natural gas), and the extraction method (all of which are “well”). Obligations levied at the entity level rather than on a particular project are disclosed as entity level payments.

Section 3 – Exhibits

Item 3.01    Exhibits
The following exhibits are furnished as part of this report:

Exhibit No.	Description

99.1	Occidental Petroleum Corporation Resource Extraction Payment Report for the fiscal year ended December 31, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

OCCIDENTAL PETROLEUM CORPORATION

By: /s/ Christopher O. Champion	Date:	September 26, 2024
Name: Christopher O. Champion
Title: Vice President, Chief Accounting Officer and Controller